FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

The Real Brokerage Inc. (the “Corporation”)

133 Richmond Street West

Suite 302

Toronto, Ontario

M5H 2L3

Item 2 — Date of Material Change

The date of the first material change was December 2, 2020 (the “First Material Change”), the date of the second material change (the “Second Material Change”) and the third material change (the “Third Material Change”) was December 3, 2020.

Item 3 — News Release

A news release disclosing the First Material Change was disseminated by the Corporation through the services of PRNewswire on December 3, 2020. The Second Material Change and Third Material Changes were disseminated by the Corporation through the services of PRNewswire on December 9, 2020. Both press releases were subsequently filed on SEDAR.

Item 4 — Summary of Material Change

This First Material Change applies to an investment in the Corporation by the following private equity funds indirectly controlled by Insight Holdings Group, LLC: Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp. (each individually an “Investor” and collectively, the “Investors”) for gross proceeds of US$20 million (approximately C$26.28 million). The Investors were issued (i) preferred units (the “Preferred Units”) of a newly and wholly owned subsidiary of the Corporation, Real PIPE, LLC formed under the laws of the State of Delaware (the “Subsidiary”), that are exchangeable into common shares (the “Common Shares”) of the Corporation and (ii) share purchase warrants of the Corporation that are exercisable for Common Shares (the “Warrants”).

The Second Material Change concerns the expansion of the Corporation’s operations to Ohio.

The Third Material Change applies to the issuance of Restricted Share Units (“RSUs”) to certain officers of the Corporation.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On December 2, 2020, the Investors entered into a securities subscription agreement (the “Securities Subscription Agreement”) with the Corporation and the Subsidiary, pursuant to which (i) the Subsidiary issued an aggregate of 17,286,842 Preferred Units (the “Purchased Preferred Units”) to the Investors, and (ii) the Corporation issued an aggregate of 17,286,842 Warrants (the “Purchased Warrants”, and together with the Purchased Preferred Units, the “Purchased Securities”) to the Investors for aggregate consideration of C$26,275,999.84 (collectively, the “Transaction”). As part of the Transaction, the parties also entered an LLC Agreement, an Investor Rights Agreement, a Registration Rights Agreement, an Exchange and Support Agreement, and a Subordinated Guarantee Agreement (each as defined below and collectively, the “Transaction Agreements”).

The summary descriptions of the Transaction Agreements included herein do not purport to be complete and are qualified in their entirety by reference to complete copies of such documents to be filed under the Corporation’s profile at www.sedar.com.

Each Purchased Warrant evidences the right of the holder of such Purchased Warrant to subscribe for and purchase one Common Share at an exercise price of C$1.90 per Common Share (the “Exercise Price”), all in accordance with the terms of the Warrant Certificates (as defined below). The Purchased Warrants expire at 5:00 p.m. on December 2, 2025, subject to the acceleration of such expiry date at the option of the Corporation upon the occurrence of a Forced Exchange Event (as defined in the LLC Agreement).

Immediately prior to the entering into of the Transaction, none of the Investors had ownership or control over any securities in the capital of the Corporation.

Upon closing of the Transaction, the Investors own, collectively, an aggregate of (i) 17,286,842 Preferred Units and (ii) 17,286,842 Warrants. In the aggregate, the Purchased Securities represent 19.39% of the issued and outstanding Common Shares, assuming, at closing of the Transaction, (a) the exchange of all of the Purchased Preferred Units owned or controlled by the Investors for Common Shares in accordance with the terms of the LLC Agreement and the Exchange and Support Agreement and (b) the exercise of all of the Purchased Warrants owned or controlled by the Investors for Common Shares in accordance with the terms of the Warrant Certificates.

Securities Subscription Agreement

The Securities Subscription Agreement included customary representations, warranties and covenants of the Corporation, the Subsidiary and the applicable Investor and set out the following terms of the Purchased Securities purchased thereunder:

The Purchased Preferred Units are exchangeable into Common Shares at any time, at the option of the Investors, for that number of Common Shares for each Preferred Unit equal to the quotient of (i) C$1.52 plus any declared and unpaid dividends owing to the holders of Preferred Units in accordance with the terms of the LLC Agreement and the Exchange and Support Agreement (each as defined below) (the “Liquidation Preference”), divided by (ii) C$1.52 (the “Exchange Price”) (such quotient, as applicable, the “Exchange Rate”). The Liquidation Preference, the Exchange Price and the Exchange Rate are subject to adjustment from time to time in accordance with the terms of the LLC Agreement and the Exchange and Support Agreement. Pursuant to the LLC Agreement, upon the occurrence of a Forced Exchange Event, the Subsidiary shall have the right to cause all, but not less than all, of the issued and outstanding Preferred Units to be exchanged for that number of Common Shares for each Preferred Unit equal to the Exchange Rate then in effect (a “Forced Exchange”), all in accordance with the terms of the LLC Agreement and the Exchange and Support Agreement.

LLC Agreement

The Corporation, the Subsidiary and the Investors entered into an amended and restated limited liability company agreement at time of closing of the Transaction (the “LLC Agreement”) in respect of the Subsidiary formed under the laws of the State of Delaware. Michelle Ressler, the Chief Financial Officer of the Corporation, is the sole manager of the Subsidiary. The LLC Agreement provides for the rights and privileges attaching to the Preferred Units. Key terms of the Preferred Units include, but are not limited to:

(a) If the Corporation declares and pays a dividend or similar payment or distribution to its shareholders, the Corporation must cause the Subsidiary to simultaneously declare and pay to holders of Preferred Units the same dividend per Preferred Unit that such holder would receive if he, she, or it were to have exchanged the Preferred Unit for Common Shares of the Corporation in accordance with the terms of the LLC Agreement and the Exchange and Support Agreement.

(b) The Purchased Preferred Units are exchangeable into Common Shares at any time, at the option of the Investors, for that number of Common Shares for each Preferred Unit equal to the Exchange Rate. The Liquidation Preference, the Exchange Price and the Exchange Rate are subject to adjustment from time to time in accordance with the terms of the LLC Agreement and the Exchange and Support Agreement.

(c) Upon the occurrence of a Forced Exchange Event, the Corporation shall have the option to exercise a Forced Exchange in accordance with the terms of the LLC Agreement and the Exchange and Support Agreement.

(d) In the event of a voluntary or involuntary liquidation, winding up or dissolution of the Subsidiary and/or the Corporation (in each case, a “Liquidation”), each holder of Preferred Units shall be entitled to, in respect of each Preferred Unit held, the Liquidation Preference, to be paid out of the assets of the Subsidiary available for distribution, in preference to the holders of, and before any payment or distribution is made or set aside for, (I) any other units of the Subsidiary the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Units as to distribution rights or rights upon a Liquidation of the Subsidiary and (II) any other equity security of the Corporation, the terms of which do not expressly provide that such class or series ranks senior to the Common Shares.

(e) The Preferred Units will not entitle the Investors to vote as shareholders of the Corporation.

Investor Rights Agreement

The Corporation, the Subsidiary and the Investors entered into an investor rights agreement at time of closing of the Transaction (the “Investor Rights Agreement”), pursuant to which the Investors shall be entitled to:

(a) participation rights (including advance notice) with respect to future offerings of Common Shares and to issuances of securities convertible, exchangeable, or exercisable into Common Shares (subject to certain limitations as set forth in the Investor Rights Agreement), for so long as the Beneficial Ownership Requirement is satisfied (as such term is defined below);

(b) board nomination rights, pursuant to which the Investors (acting together) may designate one nominee (the “Investor Nominee”) for election to the board of directors of the Corporation for so long as the Beneficial Ownership Requirement is satisfied; and

(c) certain other governance rights, including the right to approve certain actions proposed to be taken by the Corporation and any of its subsidiaries (including the Subsidiary), as more particularly set out in the Investor Rights Agreement, for so long as the Beneficial Ownership Requirement is satisfied.

Pursuant to the Investors Rights Agreement, the Investors shall certain retain rights as described in paragraphs (a), (b) and (c) above so long as the Investors satisfy certain ownership thresholds of the Company (the “Beneficial Ownership Requirement”). The Beneficial Ownership Requirement shall be satisfied so long as the Investors and/or their affiliates beneficially own or control, directly and/or indirectly, in the aggregate, (a) such number of Preferred Units, Warrants, and/or Common Shares (including Common Shares owned or controlled as a result of the exchange of any Preferred Units or the exercise of any Warrants or the Participation Right (as defined in the Investors Rights Agreement) that is equal to at least 2% of the number of Common Shares issued and outstanding at such relevant date, (b) Preferred Units, Warrants and/or Common Shares (including Common Shares owned or controlled as a result of the exchange of any Preferred Units, or the exercise of any Warrants or the Participation Right) with a Fair Market Value that is equal to at least US$10 million as at such relevant date

At the closing of the Transaction, the Corporation increased the size of its board of directors from four members to five members and AJ Malhotra joined the board as the Investor Nominee.

Pursuant to the Investor Rights Agreement, the Investors will be subject to a standstill (the “Standstill”), which, among other things, restricts the Investors and its joint actors from taking certain actions with respect to the Corporation and the Subsidiary, including but not limited to the acquisition of additional Common Shares (or any securities convertible, exercisable, or exchangeable into Common Shares) in an amount that brings the beneficial ownership, direction, or control of the Investors, collectively and with their joint actors, over 19.99% of the issued and outstanding Common Shares. The Standstill will continue until the later to occur of (i) the date that is 12 months after the date of the Investor Rights Agreement and (ii) the date on which no Investor Nominee serves as a director on the Corporation’s board of directors.

Pursuant to the Investor Rights Agreement, the Investor will also be subject to certain transfer restrictions that prohibit it from transferring any Preferred Units prior to the date that is one year after the date on which the Investor Rights Agreement was entered into, subject to certain exceptions.

Registration Rights Agreement

The Corporation and the Investors entered into a registration rights agreement at time of closing of the Transaction (the “Registration Rights Agreement”) providing certain registration and other rights to Investors in respect of the Exchange Common Shares and other Common Shares issued or distributed by way of stock dividend, stock split or distribution, or in connection with a combination of shares, and any security into which such Common Shares shall have been converted or exchanged in connection with a recapitalization, reorganization, reclassification, merger, consolidation, exchange, distribution or otherwise (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, within 60 days of the Corporation listing or posting for trading on a nationally recognized stock exchange in the United States, the Corporation is required to file a registration statement with the Securities and Exchange Commission that covers the resale of the Registrable Securities, in such a form as to permit the selling holder covered by the registration statement to sell such Registrable Security at any time beginning on the date that the registration statement was filed and declared effective by the Securities and Exchange Commission. The Investors may request to sell all or any portion of their Registrable Securities by way of underwritten offering, beginning six months after the filing of a registration statement and subject to other conditions as set out in the Registration Rights Agreement. The Corporation shall not be required to effect more than two registrations by way of underwritten offering.

The Investor will also have piggyback registration rights on underwritten offerings initiated by the Corporation. The demand registration and piggyback rights granted to the Investor pursuant to the Registration Rights Agreement terminate on the five-year anniversary the date of execution of the Registration Rights Agreement.

If the Common Shares are not listed or posted for trading on a nationally recognized stock exchange in the United States on or prior to the one-year anniversary of the date of execution of the Registration Rights Agreement, then the provisions of the Registration Rights Agreement shall be deemed to apply to distributions or offerings of Common Shares under Canadian securities laws, mutatis mutandis.

Exchange and Support Agreement

The Corporation, the Subsidiary and the Investors entered into an exchange and support agreement at time of closing of the Transaction (the “Exchange and Support Agreement”) providing for, among other things, the grant by the Corporation to each holder of Preferred Units, from time to time, of the right to exchange Preferred Units for Common Shares on the terms provided for in the LLC Agreement (collectively, the “Exchange Rights”). The Exchange Rights were distributed to the Investors pursuant to the exemption contained in Section 2.3 of Ontario Securities Commission Rule 72-503 – Distributions Outside Canada. Neither the Exchange Rights nor the Common Shares issuable on exercise of the Exchange Rights will be subject to a regulatory hold period. If issued within four (4) months from the date of closing of the Transaction, the Common Shares issuable on exercise of the Exchange Rights will be subject to an “Exchange Hold Period” as such term is defined under the policies of the TSX Venture Exchange.

Subordinated Guarantee Agreement

The Corporation and the Investors entered into a subordinated guarantee agreement at time of closing of the Transaction (the “Subordinated Guarantee Agreement”), pursuant to which the Corporation, as guarantor, will guarantee all of the obligations of the Subsidiary pursuant to the terms of the LLC Agreement. Such guarantee will rank junior to any senior indebtedness of the Corporation as more particularly set out in the Subordinated Guarantee Agreement.

Warrant Certificate

The Corporation entered into the warrant certificates at time of closing of the Transaction (the “Warrant Certificates”), pursuant to which, as described above, each Purchased Warrant may be exercised for one Common Share for an amount equal to the Exercise Price. Under the terms of the Warrant Certificates, the Purchased Warrants expire at 5:00 p.m. on December 2, 2025, subject to the acceleration of such expiry date at the option of the Corporation upon the occurrence of a Forced Exchange Event. The Purchased Warrants were distributed to the Investors pursuant to the exemption contained in Section 2.3 of Ontario Securities Commission Rule 72-503 – Distributions Outside Canada. Neither the Purchased Warrants nor the Common Shares issuable on exercise of the Purchased Warrants will be subject to a regulatory hold period.

Expansion to Ohio

The Corporation expanded its operations to Ohio with an initial focus on the Cleveland and Columbus metropolitan areas. As part of the expansion, Mr. Joel Gableman joined the company as an agent and will serve as the Company’s growth leader for the state. Mr. Ed Hazners has also joined the Corporation and will serve as the Corporation’s managing broker in Ohio.

RSU Issuances

The Second Material Change occurred on December 3, 2020. A total of 2,000 RSUs were granted to certain officers of Real and are payable in common shares. The RSUs will vest over a three-year period.

5.2 — Disclosure for Restructuring Transactions Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Tamir Poleg

Chief Executive Officer

Telephone: 646-469-7107

Item 9 — Date of Report

December 11, 2020